5429 LBJ Freeway,
Suite 1000
Dallas, TX 75040
214-560-9000
Fax: (866) 781-0614
Securities and Exchange Commission
Washington, D.C. 20549-0402
Division of Corporate Finance
File Number 000-21057
Mail Stop 3561
ATTN — Beverly A. Singleton (202) 551-3328
ATTN — Margery Reich (202) 551-3347
March 5, 2010
Dear Mr. Humphrey,
On behalf of Dynamex, Inc., a Delaware corporation (the “Company”), the following responds to the Staff’s comments contained in your letter dated February 19, 2010 (the “Comment Letter”). In order to facilitate your review of the Company’s responses, we have restated each of your comments that are followed immediately by the Company’s responses to each comment:
Form 10-K (Fiscal Year Ended July 31, 2009)
Selected Financial Data, page 17
SEC Comments
1.	We note your presentation of “EBITDA” in this table. “EBITDA” is a non-GAAP financial measure and is subject to the disclosure requirements set forth in Regulation G and in Item 10 of Regulation S-K. As discussed in Section I of Release 34-47226, “EBITDA” is defined as earnings before interest, taxes, depreciation and amortization. We note that you have altered your presentation of “EBITDA” in fiscal 2009 to also include other selected adjustments. The resulting figure is not “EBITDA” and should not be labeled as such. Instead you appear to be presenting an “Adjusted EBITDA.”

2.	For purposes of GAAP, we generally regard both cash and share-based payment arrangements to represent compensation expense. Accordingly, we request that the related expenses of both forms of consideration be presented in the same line item of the income statement. We note that your altered “EBITDA” presentation contains an adjustment to eliminate non-cash stock option expense, a recurring item. Item 10(e) of Regulation S-K requires that you provide support for adjustments of this nature. If management believes that the non-GAAP financial measure provides useful information to investors, justification for the use of the measure should be substantive and specific. The discussion in Footnote 3 is not sufficient to support the non-GAAP measure you are currently presenting. Support for the elimination of the restructuring cost is required as well.

3.	As a related matter, we note that you have eliminated the restructuring cost from your altered “EBITDA” presentation in fiscal 2009. However, a significant increase in other income was recorded in fiscal 2007 as the result of the resolution of inter-company, cross-border transfer pricing issues for fiscal 2001 through 2005. No portion of this apparently unusual or infrequent increase in income has been eliminated for purposes of your altered “EBITDA” measure. It is not apparent from your disclosures why this treatment is appropriate in the circumstances and/or why it complies with the general disclosure requirement under Regulation G.

4.	If you continue to believe that your current presentation of “Adjusted EBITDA” is useful information to investors, please provide specific substantive support for each of the above indicated eliminations. Address your treatment of the income increase in fiscal 2007 as well. We may have further comments upon review of your response. Alternatively, please continue to present unadjusted “EBITDA” as you have in the past.
The Company’s Response
In the Form 10-K for the year ended July 31, 2009, the Company was presenting an ‘Adjusted EBITDA’ that corresponds to the definition of EBITDA as defined in our bank facility debt covenants. As the Company discloses its compliance with specific bank loan agreement covenants in the ‘Liquidity and Capital Resources’ section of its MD&A, the Company was simply trying to present a consistent measure of EBITDA to investors.
However, the Company will only present “EBITDA” as defined as earnings before interest, taxes, depreciation and amortization in all future filings.
Form 10-Q (Quarter Ended October 31, 2009)
Management’s Discussion and Analysis
Three months Ended October 31, 2009 Compared to ... October 31, 2008, page 12.
SEC Comment
5.	Refer to the paragraph discussion of interest expense where you disclose that such amount was higher during the three months ended October 31, 2009 as compared to the prior period due to an increase in the size of the revolving credit facility. As you had no outstanding borrowings at October 31, 2009 nor at July 31, 2009, please disclose whether you utilized the revolving loan feature of your credit facility during the respective periods. If so, please discuss here and disclose in the statements of cash flows (i.e., financing activities section) the amount of borrowings and repayments during the period. Also disclose the variable or fixed interest rate on any borrowings. Please comply in future filings.
The Company’s Response
The Company is required to pay an availability fee for the unused portion of the revolving credit facility and these fees are included in interest expense for financial reporting purposes. For the three month period ending October 31, 2009 (“the First Quarter of Fiscal Year 2010”), the unused revolving credit facility fees were higher, compared to the same period of the prior year (“the First Quarter of Fiscal Year 2009”), due to an increase in the size of the credit facility from $20 million to $40 million on September 17, 2008. .

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The Company had nominal borrowings or repayments on the revolving credit facility during the First Quarter of Fiscal Year 2009 or 2010.
If the Company utilizes the revolving loan feature of the credit facility in the future, the Company will disclose in the Statements of Cash Flows (i.e., financing activities section) the gross amount of borrowings and repayments during the period when applicable. The Company had previously disclosed net borrowings and repayments in the Statements of Cash Flows.
Schedule 14A
Compensation Discussion and Analysis, page 11
Elements of Compensation, page 11
SEC Comments
6.	Please identify the companies comprising your peer group and tell us the degree to which the compensation committees consider those companies comparable to you. Further, please confirm that you will disclose this information in future filings, as appropriate.

7.	We note your disclosure on page 12 that although executive officer salaries are not based solely on benchmarking, you “consider base salaries of executives having similar qualifications and holding comparable positions in companies similarly situated to ours.” In your response, please identify the benchmark(s) and confirm that you will disclose this information in future filings, as appropriate, or tell us why this disclosure is not warranted.

8.	We note your disclosure in footnote (3) to the Summary Compensation Table and on page 21. Please identify and discuss the role of your third-party compensation consultant in determining or recommending the amount or form of executive compensations and confirm that you will disclose this information in future filings, as appropriate.
The Company’s Response
The Company’s Compensation Committee engaged the firm of Pearl Meyer & Partners (PM&P), to conduct a review of the overall compensation for Named Executive Officers in calendar year 2007. The scope of the engagement was as follows:
1.	Compared the Company’s executive compensation to proxy and survey data for the following pay components
•	Base salary;

•	Annual incentive plan amounts, measures, targets and ranges;

•	Total Cash compensation; and

•	Long-term incentives and total direct compensation.
2.	Examined long-term incentive trends and summarized market norms including the following:
•	A peer group share allocation and dilution analysis;

•	A review of peer company long-term incentive usage and general market trends; and

•	An overall summary of market normal long-term incentive levels.

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3.	Complied summaries for the following:
•	Executive benefits and perquisites; and

•	Severance and change of control provisions.
The peer group data was developed with the intent of reviewing compensation data from companies which the Company would potentially recruit executive talent. The peer group data was compiled using the peer group companies’ proxy statements for the then most recently completed fiscal year. The peer group criteria were as follows:
1.	Companies within the same industry and/or recruiting market for executive talent and/or may be tracked similarly by analysts.

2.	Companies within a comparable revenue range.

3.	Comparable companies in terms of complexity and business risk.
The peer group of companies, which the Compensation Committee believes to be comparable to the Company, are listed as follows:
1.	Airnet Systems Inc.

2.	Celadon Group Inc.

3.	Covenant Transport Inc.

4.	Forward Air Corp.

5.	Hub Group Inc.

6.	Knight transportation Inc.

7.	Marten Transport Ltd.

8.	P.A.M. Transportation Services

9.	Saia Inc.

10.	USA Truck Inc.

11.	UTI Worldwide Inc.

12.	Velocity Express Corp.
The Company is near the 25th percentile in terms of revenue size as compared to the benchmarking peer group. The Compensation Committee targets the median base salary level (50th percentile) of the peer group for the base salaries of our Named Executive Officers. The Committee has strategically decided to set base salaries at a competitive level, but not the highest in the market.
In addition to the reliance on peer group proxy data, PM&P used survey sources used in the compensation analysis which included — William M. Mercer, Watson Wyatt, Towers Perrin and other proprietary general executive compensation databases.
The Company’s Compensation Committee considered the findings of PM&P to set executive compensation. The Compensation Committee also uses publicly filed data from other similarly sized companies in the local market as well as information obtained from service on other Boards of Directors for an overall market check for executive pay. The level of compensation of the Named Executive Officers has not changed significantly since the original study and the Compensation Committee has not engaged a firm to update that study as of this date. Please note that the Company did disclose the compensation study and listed the peer group in the fiscal year

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2008 proxy. The Company did not repeat the compensation disclosure in the fiscal year 2009 proxy since executive compensation did not materially change from fiscal year 2008.
The Company will disclose the above described elements of compensation in future filings, as appropriate.
*********************************************.
Company Representation as Requested by the SEC
➢	The Company is responsible for the adequacy of the disclosure in the Form 10-K filing.

➢	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me or Gil Jones, Vice President — Corporate Controller for any other questions or clarification at 214-560-9000.

Sincerely,
/s/ Ray E. Schmitz
Ray E. Schmitz
Dynamex Inc. Executive Vice President, Chief Financial Officer

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